

Mail Stop 3233

April 30, 2018

Via E-mail
Mr. Abid Chaudry
Head, Global Structured Products
Vaulted Gold Bullion Trust
3 Times Square
New York, NY 10036

     Re: **Vaulted Gold Bullion Trust**
              Form 10-K
              Filed January 26, 2018
              File No. 333-194144

Dear Mr. Chaudry:

We issued comments to you on the above captioned filing on February 12, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 14, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3629 with any questions.

                             Sincerely,

                             /s/ Kevin Woody

                             Kevin Woody
                             Branch Chief
                             Office of Real Estate and
                               Commodities

Cc: Anna Pinedo (via E-mail)